Exhibit 99.1

Pinduoduo Announces First Quarter 2020 Unaudited Financial Results

SHANGHAI, CHINA, May 22, 2020 (GLOBE NEWSWIRE) — Pinduoduo Inc. (“Pinduoduo” or the “Company”) (NASDAQ: PDD), an innovative and fast growing technology platform and one of the leading Chinese e-commerce players, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Highlights

•                          GMV1 in the twelve-month period ended March 31, 2020 was RMB1,157.2 billion (US$2163.4 billion), an increase of 108% from RMB557.4 billion in the twelve-month period ended March 31, 2019.

•                          Total revenues in the quarter were RMB6,541.1 million (US$923.8 million), an increase of 44% from RMB4,545.2 million in the same quarter of 2019.

•                          Average monthly active users3 in the quarter were 487.4 million, an increase of 68% from 289.7 million in the same quarter of 2019.

•                          Active buyers4 in the twelve-month period ended March 31, 2020 were 628.1 million, an increase of 42% from 443.3 million in the twelve-month period ended March 31, 2019.

•                          Annual spending per active buyer5 in the twelve-month period ended March 31, 2020 was RMB1,842.4 (US$260.2), an increase of 47% from RMB1,257.3 in the twelve-month period ended March 31, 2019.

“Despite the unprecedented challenges in the first quarter, Pinduoduo has grown and now serves more than 600 million active buyers. We’re encouraged to see our next generation of leaders stepping up and shouldering the responsibilities of serving our users,” said Mr. Zheng Huang, Chairman and Chief Executive Officer of Pinduoduo. “We remain committed to our users, merchants and ecosystem partners during this difficult period. In the first quarter, we adopted numerous measures to support them, including providing free traffic to farmers and small businesses, and stabilizing the prices of medical and other daily necessities that were in high demand.”

1   “GMV” refers to the total value of all orders for products and services placed on the Pinduoduo mobile platform, regardless of whether the products and services are actually sold, delivered or returned. Buyers on the platform are not charged for shipping fees in addition to the listed price of merchandise. Hence, merchants may embed the shipping fees in the listed price. If embedded, then the shipping fees are included in GMV. As a prudential matter aimed at eliminating any influence on Pinduoduo’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions in certain product categories over certain amounts and transactions by buyers in certain product categories over a certain amount per day.

2   This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.0808 to US$1.00, the noon buying rate in effect on March 31, 2020 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

3  “Monthly active users” refers to the number of user accounts that visited the Pinduoduo mobile app during a given month, which does not include those that accessed the platform through social networks and access points.

4  “Active buyers” in a given period refers to the number of user accounts that placed one or more orders (i) on the Pinduoduo mobile app, and (ii) through social networks and access points in that period, regardless of whether the products and services are actually sold, delivered or returned.

5  “Annual spending per active buyer” in a given period refers to the quotient of total GMV in that period divided by the number of active buyers in the same period.

“Despite the outbreak and seasonality, we were able to ship on average 50 million daily orders in March to meet our users’ needs. We are pleased to see more users giving us the vote of trust and making purchases on our platform,” added Mr. David Liu, Vice President of Strategy. “As a result, the number of our active buyers in the last twelve-month period has a net increase of 43 million on a quarter-on-quarter basis. As the economy worldwide regains its foothold, we are seeing opportunities for investments and partnerships such as our recent investment in GOME Retail Holdings. Our strong balance sheet allows us to act quickly on such opportunities which we believe would help us better serve our users.”

First Quarter 2020 Unaudited Financial Results

Total revenues were RMB6,541.1 million (US$923.8 million), an increase of 44% from RMB4,545.2 million in the same quarter of 2019. The increase was primarily due to an increase in revenues from online marketing services.

•                          Revenues from online marketing services were RMB5,492.3 million (US$775.7 million), an increase of 39% from RMB3,948.4 million in the same quarter of 2019.

•                          Revenues from transaction services were RMB1,048.8 million (US$148.1 million), an increase of 76% from RMB596.8 million in the same quarter of 2019.

Total costs of revenues were RMB1,830.2 million (US$258.5 million), an increase of 110% from RMB873.3 million in the same quarter of 2019. The increase was mainly due to higher costs for cloud services, call center and merchant support services.

Total operating expenses were RMB9,108.0 million (US$1,286.3 million), compared with RMB5,792.4 million in the same quarter of 2019.

•                          Sales and marketing expenses were RMB7,296.6 million (US$1,030.5 million), an increase of 49% from RMB4,889.3 million in the same quarter of 2019, mainly due to an increase in advertising expenses and promotion and coupon expenses.

•                          General and administrative expenses were RMB338.3 million (US$47.8 million), an increase of 43% from RMB236.1 million in the same quarter of 2019, primarily due to an increase in headcount.

•                          Research and development expenses were RMB1,473.2 million (US$208.0 million), an increase of 121% from RMB667.1 million in the same quarter of 2019. The increase was primarily due to an increase in headcount and the recruitment of more experienced R&D personnel and an increase in R&D-related cloud services expenses.

Operating loss was RMB4,397.2 million (US$621.0 million), compared with operating loss of RMB2,120.5 million in the same quarter of 2019. Non-GAAP operating loss6 was RMB3,587.9 million (US$506.7 million), compared with operating loss of RMB1,621.9 million in the same quarter of 2019.

Net loss attributable to ordinary shareholders was RMB4,119.3 million (US$581.8 million), compared with RMB1,877.7 million in the same quarter of 2019. Non-GAAP net loss attributable to ordinary shareholders was RMB3,169.6 million (US$447.6 million), compared with RMB1,379.1 million in the same quarter of 2019.

Basic and diluted net loss per ADS were RMB3.54 (US$0.50), compared with RMB1.64 in the same quarter of 2019. Non-GAAP basic and diluted net loss per ADS were RMB2.73 (US$0.39), compared with RMB1.20 in the same quarter of 2019.

Net cash used in operating activities was RMB567.1 million (US$80.1 million), compared with RMB1,543.3 million in the same quarter of 2019, primarily due to an increase in online marketing services revenues.

Cash, cash equivalents, restricted cash and short-term investments were RMB69.5 billion (US$9.8 billion) as of March 31, 2020, compared with RMB68.6 billion as of December 31, 2019.

6  The Company’s non-GAAP financial measures exclude share-based compensation expenses and interest expenses related to the convertible bonds’ amortization to face value. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 AM U.S. Eastern Time on Friday, May 22, 2020 (7:30 PM Beijing/Hong Kong Time on Friday, May 22, 2020).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants must pre-register to join this conference call using the Participant Registration link below:

http://apac.directeventreg.com/registration/event/5338186

Once registered, an email will be sent with details for this conference call including dial-in numbers, direct event passcode, and Registrant ID. To join the conference call, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference call instantly.

A telephone replay of the call will be available after the conclusion of the conference call until 9:59 AM ET on May 30, 2020.

Dial-in numbers for the replay are as follows:

International	+61-2-8199-0299
U.S.	+1-646-254-3697
Passcode:	5338186

A live and archived webcast of the conference call will be available on the Investor Relations section of Pinduoduo’s website at http://investor.pinduoduo.com/

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating loss and non-GAAP net loss attributable to ordinary shareholders, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude share-based compensation expenses and interest expenses related to the convertible bonds’ amortization to face value.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses and interest expenses related to the convertible bonds’ amortization to face value, which is a non-cash charge. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Pinduoduo’s strategic and operational plans, contain forward-looking statements. Pinduoduo may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Pinduoduo’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Pinduoduo’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and fourth-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Pinduoduo’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Pinduoduo’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Pinduoduo undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Pinduoduo Inc.

Pinduoduo is an innovative and fast growing technology platform that provides buyers with value-for-money merchandise and a fun and interactive shopping experience. The Pinduoduo mobile platform offers a comprehensive selection of attractively priced merchandise, featuring a dynamic social shopping experience that leverages social networks effectively.

For more information, please visit http://investor.pinduoduo.com/

For investor and media inquiries, please contact:

investor@pinduoduo.com

internationalmedia@pinduoduo.com

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December
	31, 2019	March 31, 2020
	RMB	RMB	US$
	(Unaudited)

ASSETS
Current Assets
Cash and cash equivalents	5,768,186	5,526,736	780,524
Restricted cash	27,577,671	26,972,389	3,809,229
Receivables from online payment platforms	1,050,974	679,522	95,967
Short-term investments	35,288,827	37,048,472	5,232,244
Amounts due from related parties	2,365,528	1,948,392	275,166
Prepayments and other current assets	950,277	914,603	129,167
Total current assets	73,001,463	73,090,114	10,322,297

Non-current assets
Property, equipment and software, net	41,273	41,353	5,840
Intangible asset	1,994,292	1,866,532	263,605
Right-of-use assets	517,188	486,894	68,763
Other non-current assets	503,120	691,994	97,728
Total non-current assets	3,055,873	3,086,773	435,936

Total Assets	76,057,336	76,176,887	10,758,233

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December
	31, 2019	March 31, 2020
	RMB	RMB	US$
	(Unaudited)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Amounts due to related parties	1,502,892	2,635,849	372,253
Customer advances and deferred revenue	605,970	619,769	87,528
Payable to merchants	29,926,488	28,713,943	4,055,183
Accrued expenses and other liabilities	4,877,062	5,791,227	817,880
Merchant deposits	7,840,912	8,639,172	1,220,084
Short-term borrowings	898,748	2,114,541	298,630
Lease liabilities	115,734	118,281	16,704
Total current liabilities	45,767,806	48,632,782	6,868,262

Convertible bonds	5,206,682	5,430,487	766,931
Lease liabilities	428,593	397,127	56,085
Other non-current liabilities	7,389	7,050	996
Total non-current liabilities	5,642,664	5,834,664	824,012

Total Liabilities	51,410,470	54,467,446	7,692,274

Shareholders’ equity
Ordinary shares	148	148	21
Additional paid-in capital	41,493,949	42,303,322	5,974,370
Accumulated other comprehensive income	1,448,230	1,820,761	257,141
Accumulated deficits	(18,295,461)	(22,414,790)	(3,165,573)
Total shareholders’ equity	24,646,866	21,709,441	3,065,959
Total liabilities and shareholders’ equity	76,057,336	76,176,887	10,758,233

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2019	2020
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Online marketing services	3,948,414	5,492,270	775,657
Transaction services	596,790	1,048,789	148,117
Total Revenues	4,545,204	6,541,059	923,774

Costs of revenues
Costs of online marketplace services	(873,314)	(1,830,247)	(258,480)
Total costs of revenues	(873,314)	(1,830,247)	(258,480)

Gross profit	3,671,890	4,710,812	665,294

Sales and marketing expenses	(4,889,255)	(7,296,621)	(1,030,480)
General and administrative expenses	(236,075)	(338,274)	(47,773)
Research and development expenses	(667,081)	(1,473,150)	(208,049)
Total operating expenses	(5,792,411)	(9,108,045)	(1,286,302)

Operating loss	(2,120,521)	(4,397,233)	(621,008)

Interest and investment income, net	252,102	460,282	65,004
Interest expenses	—	(150,634)	(21,274)
Foreign exchange loss	(1,886)	(19,273)	(2,722)
Other loss, net	(7,403)	(12,391)	(1,750)
Loss before income tax and share of results of equity investees	(1,877,708)	(4,119,249)	(581,750)
Share of results of equity investees	—	(80)	(11)
Income tax expenses	—	—	—
Net loss	(1,877,708)	(4,119,329)	(581,761)

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended March 31,
	2019	2020
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Net loss	(1,877,708)	(4,119,329)	(581,761)
Net loss attributable to ordinary shareholders	(1,877,708)	(4,119,329)	(581,761)

Loss per ordinary share:
-Basic	(0.41)	(0.89)	(0.13)
-Diluted	(0.41)	(0.89)	(0.13)

Loss per ADS (4 ordinary shares equals 1 ADS ):
-Basic	(1.64)	(3.54)	(0.50)
-Diluted	(1.64)	(3.54)	(0.50)

Weighted average number of outstanding ordinary shares (in thousands):
-Basic	4,559,017	4,650,112	4,650,112
-Diluted	4,559,017	4,650,112	4,650,112

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2019	2020
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation costs included in:
Costs of revenues	4,281	8,447	1,193
Sales and marketing expenses	196,121	231,799	32,736
General and administrative expenses	169,003	220,188	31,096
Research and development expenses	129,227	348,939	49,280
Total	498,632	809,373	114,305

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2019	2020
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash flow used in operating activities	(1,543,251)	(567,070)	(80,086)
Net cash flow generated from/(used in) investing activities	457,473	(1,584,192)	(223,731)
Net cash flow generated from financing activities	7,993,828	1,205,472	170,245
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(228,497)	99,058	13,990

Increase/(decrease) in cash, cash equivalents and restricted cash	6,679,553	(846,732)	(119,582)
Cash, cash equivalents and restricted cash at beginning of period	30,539,686	33,345,857	4,709,335

Cash, cash equivalents and restricted cash at end of period	37,219,239	32,499,125	4,589,753

PINDUODUO INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for per share data))

	For the three months ended March 31,
	2019	2020
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Operating Loss	(2,120,521)	(4,397,233)	(621,008)
Add: Share-based compensation	498,632	809,373	114,305
Non-GAAP operating loss	(1,621,889)	(3,587,860)	(506,703)

Net loss attributable to ordinary shareholders	(1,877,708)	(4,119,329)	(581,761)
Add: Share-based compensation	498,632	809,373	114,305
Add: Interest expense related to convertible bonds’ amortization to face value	—	140,312	19,816
Non-GAAP net loss attributable to ordinary shareholders	(1,379,076)	(3,169,644)	(447,640)

Weighted-average number of ordinary shares outstanding — basic and diluted (in thousands)	4,559,017	4,650,112	4,650,112
Non-GAAP basic and diluted loss per share	(0.30)	(0.68)	(0.10)
Non-GAAP basic and diluted loss per ADS	(1.20)	(2.73)	(0.39)